FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news
2.	25th CLSA Investor’s Forum held in Hong Kong: September 13, 2018 and September 14, 2018

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges under the Indian listing regulations:

Enclosed, please find the schedule of the 25th CLSA Investor’s Forum held in Hong Kong on September 13, 2018 and September 14, 2018. At this conference, management of the Bank met the investors. The details of the same are also available on the Bank’s website www.icicibank.com.

This is for your information and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

25th CLSA Investor’s Forum held in Hong Kong: September 13, 2018 and September 14, 2018

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	One-on-one	Wellington Management
2.	One-on-one	Baillie Gifford
3.	Group Meeting	Teachers Retirement Systems of Texas
4.	Group Meeting	Nomura Asset Management Singapore
5.	Group Meeting	UBS Asset Management (Singapore) Ltd.
6.	Group Meeting	Dupont Capital Management Corporation
7.	Group Meeting	Nykredit Bank
8.	Group Meeting	TIAA CREF Investment Management
9.	Group Meeting	Clermont International
10.	One-on-one	Capital Research Global Investors
11.	One-on-one	Artisan Partners
12.	One-on-one	JP Morgan Asset Management
13.	One-on-one	Canada Pension Plan Investment Board
14.	Group Meeting	GSA Capital
15.	Group Meeting	J O Hambro Capital Management Limited
16.	Group Meeting	Australiansuper Pty Ltd
17.	One-on-one	Marshall Wace Asia Limited
18.	One-on-one	Lord Abbett

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	September 18, 2018	By:	/s/ Vivek Ranjan

			Name:	Vivek Ranjan
			Title:	Chief Manager